FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc - Interim Management Statement

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 10.00am GMT, and details of how to participate in the call and the live audio webcast can be found below and at Investor Relations on www.hsbc.com.

Conference call details

Date: Monday, 3 November 2014

Time: 10.00am GMT 18.00pm HKT

Audio webcast: Please follow this link for the webcast: http://www.hsbc.com/1/2/investor-relations/financial-info

Speakers: Stuart Gulliver, Group Chief Executive Ian Mackay, Group Finance Director

Conference details for investors and analysts: Passcode: HSBC

Toll		Toll free
UK and International	+44 (0) 203 140 8139	UK	0800 051 1155
USA	+1 408 352 9351	USA	1855 636 5482
Hong Kong	+852 3017 5001

Replay conference call details (available until 4 December 2014): Passcode: 16720826

Toll		Toll free
International	+61 2 8199 0299	UK	0808 234 0072
USA	+1 646 254 3697	USA	1855 452 5696
Hong Kong	+852 305 12780	Hong Kong	800 963 117
Investor Relations		Media Relations
Guy Lewis	Rebecca Self	Heidi Ashley
Tel: +44 (0) 20 7992 1938	Tel: +44 (0) 20 7991 3643	Tel: +44 (0) 20 7992 2045
Hugh Pye	Camila Sugimura	Gareth Hewett
Tel: +852 2822 4908	Tel: +44 (0) 20 7991 8041	Tel: +852 2822 4929

Table of contents

Highlights	3	Summary consolidated income statement	12
Group Chief Executive's comments	5	Summary consolidated balance sheet	13
Fourth interim dividend	6	Capital	14
Geographical regions	6	Risk-weighted assets	15
Implementation of CRD IV	6	Leverage ratio	19
Underlying performance	6	Profit before tax by global business and
Financial performance commentary	7	geographical region	20
Capital and risk-weighted assets commentary	10	Summary information - global businesses	21
Trading conditions since 30 September 2014		Summary information - geographical regions	27
and outlook	10	Appendix - selected information	32
Notes	11	Loans and advances to customers by industry sector
Cautionary statement regarding forward-looking		and by geographical region	32
statements	11

Terms and Abbreviations

1Q13/4Q13	First/fourth quarter of 2013
2Q14	Second quarter of 2014
3Q13/3Q14	Third quarter of 2013/2014
9M13/9M14	Nine months to 30 September 2013/2014
BoCom	Bank of Communications Co., Limited
CCR	Counterparty credit risk
CET1	Common equity tier 1
CMB	Commercial Banking
CML	Consumer and Mortgage Lending in the US
CRD IV	Capital Requirements Directive IV
CRS	Card and Retail Services
CVA	Credit valuation adjustment
DVA	Debit valuation adjustment
FCA	Financial Conduct Authority
FTEs	Full-time equivalent staff
FX	Foreign exchange
GB&M	Global Banking and Markets
GMB	Group Management Board
GPB	Global Private Banking
Industrial Bank	Industrial Bank Co., Limited
IRB	Internal ratings based
Legacy Credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading and correlation portfolios and derivative transactions entered into with monoline insurers

LGD	Loss given default
LICs	Loan impairment and other credit risk provisions
NCOA	Non-credit obligation assets
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
Ping An	Ping An Insurance (Group) Company of China, Ltd
PPI	Payment Protection Insurance
ppts	Percentage points
PRA	Prudential Regulation Authority
Principal RBWM	RBWM excluding the effects of the US run-off portfolio and the disposal of the CRS business in the US
RBWM	Retail Banking and Wealth Management
RoRWA
Pre-tax Return on Risk Weighted Assets is calculated using an average of RWAs at quarter-ends on a Basel 2.5 basis for all periods up to and including
 31 December 2013 and a CRD IV end point basis from 1 January 2014

RWAs	Risk-weighted assets
STD	Standardised approach
US$m/US$bn	United States dollar millions/billions
VaR	Value at risk

Note to editors

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,729bn at 30 September 2014, HSBC is one of the world's largest banking and financial services organisations.

Highlights

• Reported PBT up 2% in 3Q14 at US$4,609m compared with US$4,530m in 3Q13.

• Underlying PBT was down US$595m or 12% in 3Q14 at US$4,409m compared with US$5,004m in 3Q13, principally reflecting net movements in significant items (US$1,468m net reduction in PBT).

• Higher 3Q14 revenue in CMB and GB&M - CMB continued to grow, notably in our home markets of Hong Kong and the UK. Strong performance in GB&M was driven by Markets as Foreign Exchange and Equities both    benefitted from higher client activity.

• Higher 3Q14 operating expenses - 3Q14 underlying operating expenses were US$11,091m, 15% higher than US$9,608m in 3Q13. Excluding significant items operating expenses increased by 6%, in part reflecting inflation and    increases in risk, compliance and related costs.

• Further loan growth - on a constant currency basis we grew loans and advances to customers in 3Q14, notably in CMB in our home markets of the UK and Hong Kong.

• Reported PBT down 9% for 9M14 at US$16,949m compared with US$18,601m for 9M13.

• Underlying PBT down 6% for 9M14 at US$16,969m compared with US$18,014m for 9M13, primarily due to the effect of net movements in significant items (US$2,275m net reduction in PBT).

• Earnings per ordinary share and dividends per ordinary share (in respect of the period) for 9M14 were US$0.67 and US$0.30, respectively, compared with US$0.71 and US$0.30 for 9M13. The third interim dividend was US$0.10 per    ordinary share.

• Return on average ordinary shareholders' equity 9M14 annualised return was 0.9ppts lower at 9.5%, compared with 10.4% for the equivalent period in 2013.

• Strong capital position - at 3Q14, the CRD IV transitional basis CET1 capital ratio remained at 11.2%, consistent with 30 June 2014. The end point CET1 capital ratio was 11.4%, up from 11.3% at 30 June 2014. This largely reflected    internal capital generation that was adversely affected by foreign exchange movements.

	Nine months ended 30 September
	2014	2013	Change
	US$m	US$m	%
Income statement and performance measures1
Reported profit before tax	16,949	18,601	(9)
Underlying profit before tax	16,969	18,014	(6)
Profit attributable to ordinary shareholders of the parent company	12,748	13,055	(2)
Cost efficiency ratio	62.5%	56.6%
Reported pre-tax RoRWA (annualised)	1.9%	2.2%

	At 30 Sep 2014	At 30 Jun 2014	At 31 Dec 2013	Change from 30 Jun 2014 to 30 Sep 2014
	%	%	%
Capital and balance sheet2
CRD IV
Common equity tier 1 ratio (Year 1 transition)	11.2	11.2	10.8
Common equity tier 1 ratio (end point)	11.4	11.3	10.9
Basel 2.5
Core tier 1 ratio			13.6

	US$m	US$m	US$m	US$m

Loans and advances to customers	1,028,880	1,047,241	992,089	(18,361)
Customer accounts	1,395,116	1,415,705	1,361,297	(20,589)
Risk-weighted assets - CRD IV basis	1,227,548	1,248,572	1,214,939
Risk-weighted assets - Basel 2.5 basis			1,092,653

1 All on a reported basis, unless otherwise stated. Underlying basis eliminates effects of foreign currency translation differences, acquisitions, disposals and changes in ownership levels of subsidiaries, associates, joint ventures and businesses, and changes in fair value due to movements in credit spread on own long-term debt issued by the Group and designated at fair value. A reconciliation of reported results to underlying results is shown on page 6.

2 For details of the implementation of CRD IV, see page 6.

Reported and underlying items

	9 months ended 30 September		Quarter ended 30 September
	2014	2013	2014	2013
	US$m	US$m	US$m	US$m

Reported
Revenue1	46,942	49,450	15,775	15,078
Loan impairment charges and other credit risk provisions	(2,601)	(4,709)	(760)	(1,593)
Operating expenses	(29,357)	(27,983)	(11,091)	(9,584)
Profit before tax	16,949	18,601	4,609	4,530

Underlying adjustments to reported profit before tax
Reported profit before tax	16,949	18,601	4,609	4,530
Currency translation	-	(36)	-	(18)
Fair value movements on own debt	15	594	(200)	575
Gain on de-recognition of Industrial Bank as an associate	-	(1,089)	-	-
Gain on disposal of Colombia operations	(18)	-	-	-
Gain on sale of associate shareholdings in Bao Viet Holdings	-	(104)	-	-
Loss on sale of Household Insurance Group's insurance manufacturing business	-	99	-	-
Operating results of disposals, acquisitions and dilutions	(9)	8	-	(25)
Other (gains)/losses on disposals	32	(59)	-	(58)

Underlying profit before tax	16,969	18,014	4,409	5,004

Underlying
Revenue1	46,934	48,295	15,575	15,583
Loan impairment charges and other credit risk provisions	(2,599)	(4,562)	(760)	(1,602)
Operating expenses	(29,331)	(27,564)	(11,091)	(9,608)
Profit before tax	16,969	18,014	4,409	5,004

Included in underlying profit before tax are the following significant items (on a reported basis)

Revenue1
Debit valuation adjustment on derivative contracts	(278)	300	(123)	(151)
Fair value movement on non-qualifying hedges	(341)	461	(19)	168
FX gains relating to the sterling debt issued by HSBC Holdings	-	442	-	-
Gain on sale of several tranches of real estate secured accounts in the US	76	2	91	3
Gain on sale of shareholding in Bank of Shanghai	428	-	-	-
Impairment on our investment in Industrial Bank	(271)	-	(271)	-
Loss on early termination of cash flow hedges in the US run-off portfolio	-	(199)	-	-
Loss on sale of an HFC Bank UK secured loan portfolio	-	(138)	-	-
Loss on sale of the non-real estate portfolio in the US	-	(271)	-	-
Net gain on completion of Ping An disposal2	-	553	-	-
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(580)	-	(213)	-
Write-off of allocated goodwill relating to the GPB Monaco business3	-	(279)	-	-

Total	(966)	871	(535)	20

Operating costs
Accounting gain arising from change in basis of delivering ill-health benefits in the UK	-	430	-	-
Charge in relation to settlement agreement with Federal Housing Finance Authority	(550)	-	(550)	-
Madoff-related litigation costs	-	(298)	-	-
Provision for FCA investigation into foreign exchange	(378)	-	(378)	-
Regulatory investigation provisions in GPB	-	(317)	-	(198)
Restructuring and other related costs	(150)	(396)	(68)	(158)
UK bank levy	45	(9)	-	-
UK customer redress programmes	(935)	(840)	(701)	(428)
US customer remediation provision relating to CRS	-	(100)	-	-

Total	(1,968)	(1,530)	(1,697)	(784)

1 Net operating income before loan impairment charges, also referred to as 'revenue'.

2 The gain of US$553m represents the net impact of the disposal of available-for-sale investments in Ping An offset by adverse changes in fair value of the contingent forward sale contract to the point of delivery of the shares.

3 In 1Q13, the private banking operations of HSBC Private Bank Holdings (Suisse) SA in Monaco were classified as held for sale. At this time a loss on reclassification to held for sale was recognised following a write down in the value of goodwill allocated to the operation. Following a strategic review we decided to retain the operation and the assets and liabilities of the business were reclassified to the relevant balance sheet categories; however, the loss on classification was not reversed.

Group Chief Executive, Stuart Gulliver, commented:

"The third quarter was a period of continued progress. Excluding significant items, we increased underlying profit before tax in all of our global businesses and maintained a strong balance sheet and a robust capital position.

"Revenue continued to grow in Commercial Banking, dominated by growth in our home markets of Hong Kong and the United Kingdom. Global Banking and Markets contributed a strong revenue performance with its differentiated business model. Global Private Banking has attracted net new money of US$10 billion in areas targeted for growth since the start of the year. The remodelling of Retail Banking and Wealth Management and Global Private Banking remains ongoing.

"Loan impairment charges are lower reflecting the current economic environment and the beneficial changes to our portfolio since 2011.

"We continued to build essential infrastructure to deliver against our risk and compliance commitments and fulfil our regulatory obligations in the third quarter. Cost inflation in a number of our markets and a number of significant items also contributed additional costs. As a consequence, operating expenses are now higher than before. We are committed to achieving additional sustainable savings by further streamlining our processes and procedures.

"Despite the rising regulatory expectations, I am confident that our business model remains sustainable and that we can deliver further value for our shareholders while meeting our obligations and protecting the future of HSBC."

Fourth interim dividend

The proposed timetable for the fourth interim dividend has been revised since the release of the 2014 interim results. The revised timetable is as follows:

Annual Report and Accounts 2014 announcement date	23 February 2015
ADSs quoted ex-dividend in New York	4 March 2015
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	5 March 2015
Dividend record date in London, Hong Kong, New York, Paris and Bermuda	6 March 2015
Dividend payment date	30 April 2015

Geographical regions

Hong Kong and Rest of Asia-Pacific are no longer regarded as separate reportable operating segments, in light of the geographical financial information presented to the GMB. From 1 January 2014, they have been replaced by a new operating segment, 'Asia', which better aligns with internal management information used for evaluating business decisions and resource allocations. Comparative data have been re-presented to reflect this change.

Implementation of CRD IV

On 1 January 2014, CRD IV came into force and capital and RWAs at 30 September 2014 are calculated and presented on this basis. Prior to 1 January 2014, capital and RWAs were calculated and presented on a Basel 2.5 basis, and capital and RWAs at 31 December 2013 were also estimated based on the Group's interpretation of final CRD IV legislation and final rules issued by the PRA, details of which can be found in the basis of preparation on page 324 of the Annual Report and Accounts 2013.

Underlying performance
Underlying performance:

• adjusts for the period-on-period effects of foreign currency translation;

• eliminates the fair value movements on our long-term debt attributable to credit spread ('own credit spread') where the net result of such movements will be zero upon maturity of the debt; and

• adjusts for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the period incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the periods presented so we can view results on a like-for-like basis. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

Reconciliation of reported and underlying items

	Nine months ended 30 September			Quarter ended 30 September
	2014	2013	Change	2014	2013	Change
	US$m	US$m	%	US$m	US$m	%

Reported revenue	46,942	49,450	(5)	15,775	15,078	5
Currency translation adjustment1		(146)			127
Own credit spread	15	594		(200)	575
Acquisitions, disposals and dilutions	(23)	(1,603)		-	(197)

Underlying revenue	46,934	48,295	(3)	15,575	15,583	-

Reported LICs	(2,601)	(4,709)	45	(760)	(1,593)	52
Currency translation adjustment1		91			(21)
Acquisitions, disposals and dilutions	2	56		-	12

Underlying LICs	(2,599)	(4,562)	43	(760)	(1,602)	53

Reported operating expenses	(29,357)	(27,983)	(5)	(11,091)	(9,584)	(16)
Currency translation adjustment1		4			(124)
Acquisitions, disposals and dilutions	26	415		-	100

Underlying operating expenses	(29,331)	(27,564)	(6)	(11,091)	(9,608)	(15)

Underlying cost efficiency ratio	62.5%	57.1%		71.2%	61.7%

Reported profit before tax	16,949	18,601	(9)	4,609	4,530	2
Currency translation adjustment1		(36)			(18)
Own credit spread	15	594		(200)	575
Acquisitions, disposals and dilutions	5	(1,145)		-	(83)

Underlying profit before tax	16,969	18,014	(6)	4,409	5,004	(12)

1 'Currency translation adjustment' is the effect of translating the results of branches, subsidiaries, joint ventures and associates for the previous period at the average rates of exchange applicable in the current period.

Financial performance commentary

3Q14 compared with 3Q13

• Reported PBT of US$4.6bn for 3Q14 was US$0.1bn or 2% higher than for 3Q13, primarily due to favourable fair value movements of US$0.2bn on our own debt designated at fair value resulting from changes in credit spreads, compared with adverse movements of US$0.6bn in 3Q13 and lower LICs. These factors were partly offset by increased operating expenses, primarily due to the effect of significant items.

• Reported revenue was US$15.8bn in the quarter, US$0.7bn or 5% higher than in 3Q13. On an underlying basis, revenue was broadly unchanged and included the effect of a number of significant items recorded in 3Q14:

− an impairment of US$271m on our investment in Industrial Bank;

− provisions of US$213m arising from the ongoing review of compliance with the Consumer Credit Act in the UK; and

− adverse fair value movements on non-qualifying hedges of US$19m (compared with favourable movements of US$168m in 3Q13).

These were partly offset by:

− a less adverse DVA of US$123m (compared with US$151m in 3Q13) on derivative contracts; and

− a gain of US$91m on the sale of US real estate accounts in the US run-off portfolio in RBWM (compared with a US$3m gain in 3Q13).

• Excluding the effect of significant items, revenue increased by US$0.5bn, primarily in GB&M and CMB. In GB&M, higher revenue was driven by an 18% increase in Markets as Foreign Exchange and Equities both benefitted from increased client activity. In CMB and the other global businesses, revenue trends in the quarter continued those seen in the first half of the year, with the increase in CMB driven by our home markets of Hong Kong and the UK. Revenue was lower in RBWM from the continued run-off of the CML portfolio and in GPB due to the repositioning of the business.

• LICs of US$0.8bn were US$0.8bn favourable compared with 3Q13 on both a reported and an underlying basis, notably in Europe (US$0.4bn) and North America (US$0.3bn). In Europe, this reflected the trends we saw in the first half of 2014, principally driven by CMB and GB&M in the UK. In North America, we recorded a net release in 3Q14 compared with a net charge in 3Q13, primarily in the CML portfolio.

• Reported operating expenses of US$11.1bn were 16% higher than in the same period in 2013. On an underlying basis, operating expenses rose by US$1.5bn, primarily reflecting a number of significant items recorded in 3Q14. These included:

− a provision for UK customer redress of US$701m (compared with US$428m in 3Q13). This included additional estimated redress for possible mis-selling in previous years of PPI policies of US$589m, which reflected an increase in the level of overall claims driven by claims management companies;

− a charge of US$550m in the US relating to a settlement agreement with the Federal Housing Finance Agency; and

− provision of US$378m relating to the estimated liability in connection with the ongoing foreign exchange investigation by the UK FCA. See 'Trading conditions since 30 September 2014 and outlook'.

These factors were partly offset by:

− lower restructuring and other related costs of US$68m (compared with US$158m in 3Q13); and

− regulatory investigation provisions in GPB of US$198m recorded in 3Q13.

Excluding significant items, operating expenses increased by US$0.6bn, in part reflecting inflation and increases in risk, compliance and related costs.

• The reported cost efficiency ratio increased from 63.6% in 3Q13 to 70.3% in 3Q14 and, on an underlying basis, it rose from 61.7% to 71.2%.

• The effective tax rate for the three months was 21.4%, similar to the UK corporation tax rate of 21.5%.

9M14 compared with 9M13

• Reported PBT of US$16.9bn for the first nine months of 2014 was US$1.7bn or 9% lower than in the same period in 2013. Our results reflected lower gains (net of losses) from disposals and reclassifications; notably, the first nine months of 2013 included a US$1.1bn accounting gain arising from the reclassification of Industrial Bank as a financial investment. This was partly offset by minimal fair value movements on our own debt compared with adverse movements of US$0.6bn in 9M13.

• On an underlying basis, PBT fell by US$1.0bn to US$17.0bn, primarily due to the effect of significant items (a US$2.3bn net reduction in PBT). Excluding significant items, underlying PBT increased by US$1.2bn, driven by lower LICs and higher revenue partly offset by an increase in operating expenses.

• Reported revenue was US$46.9bn in 9M14, 5% lower than in 9M13, in part reflecting lower gains (net of losses) from disposals and reclassifications. On an underlying basis, revenue of US$46.9bn was US$1.4bn or 3% lower, reflecting the effect of the significant items tabulated below:

Significant items included in revenue (on a reported basis)

	9 months ended 30 September
	2014	2013
	US$m	US$m

Debit valuation adjustment on derivative contracts	(278)	300
Fair value movement on non-qualifying hedges	(341)	461
FX gains relating to the sterling debt issued by HSBC Holdings	-	442
Gain on sale of several tranches of real estate secured accounts in the US	76	2
Gain on sale of shareholding in Bank of Shanghai	428	-
Impairment on our investment in Industrial Bank	(271)	-
Loss on early termination of cash flow hedges in the US run-off portfolio	-	(199)
Loss on sale of an HFC Bank UK secured loan portfolio	-	(138)
Loss on sale of the non-real estate portfolio in the US	-	(271)
Net gain on completion of Ping An disposal	-	553
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(580)	-
Write-off of allocated goodwill relating to the GPB Monaco business	-	(279)

Total	(966)	871

• Excluding significant items, revenue was US$0.5bn higher. The main drivers of revenue movements in our global businesses were as follows:

− in CMB, revenue rose by US$0.7bn. This was due to higher net interest income driven by average lending and deposit growth in Hong Kong, and rising average deposit balances and wider lending spreads in the UK. In addition, revenue grew from higher term lending fees in the UK. Despite lending spread compression compared with 9M13, spreads in 9M14 were broadly unchanged from the end of 2013; and

− in GB&M, revenue rose by US$0.2bn. Revenue rose in Equities as we successfully positioned the business to capture increased client activity, and in Payments and Cash Management, reflecting growth in deposit balances. In addition, there were increases in Principal Investments and Credit, the latter driven by disposal gains in our Legacy Credit portfolio. In Capital Financing, revenue was broadly unchanged as the effects of increased volumes and market share gains across our products were offset by spread and fee compression. By contrast, Foreign Exchange revenue decreased, affected by lower market volatility and reduced client flows during the period, although volumes improved in the third quarter. In addition, Balance Sheet Management revenue fell, in line with our expectations.

These factors were partially offset in:

− RBWM, where revenue fell by US$0.5bn reflecting reduced net interest income due to lower average balances, which included the impact of portfolio sales in the US run-off portfolio. In our Principal RBWM business, revenue was broadly unchanged with a reduction in personal lending revenue mostly offset by higher net interest income from current accounts, savings and deposits, mainly in Europe and Asia; and

− GPB, where revenue was US$0.3bn lower, reflecting a managed reduction in client assets as we continued to reposition the business, and a reduction in broking and trading income reflecting lower market volatility. Despite a reduction in client assets, we attracted net new money of US$10bn in areas that we have targeted for growth, including our home and priority markets and the high net worth client segment.

• Reported LICs of US$2.6bn were US$2.1bn lower on a reported basis and US$2.0bn lower on an underlying basis than in 9M13, primarily from reductions in Europe, North America and Latin America:

− in Europe, the decrease of US$1.0bn was mainly driven by lower individually assessed impairments in CMB in the UK, reflecting the improved quality of the portfolio and the economic environment, together with lower individually assessed impairments and higher net releases of credit risk provisions on available-for-sale asset-backed securities, both in GB&M;

− in North America, the decrease of US$0.6bn reflected reduced levels of new impaired loans and delinquency in the CML portfolio, as well as lower lending balances from the continued run-off and loan sales. These factors were partly offset by lower reserve releases relating to lower favourable market valuation changes of the underlying properties as improvements in housing market conditions were less pronounced in 9M14; and

− in Latin America, the decrease of US$0.4bn was mainly in Brazil and Mexico. In Brazil, the decrease primarily reflected changes to the impairment model and revisions to the assumptions for restructured loan account portfolios made in 2013 in both RBWM and CMB, partly offset by an individual impairment in GB&M in 9M14. In Mexico, LICs improved due to reduced individually assessed impairments in CMB, in particular relating to homebuilders following a change in public housing policy in 2013.

• Reported operating expenses for 9M14 of US$29.4bn were 5% higher than in the same period in 2013. On an underlying basis, operating expenses rose by US$1.8bn and included the following significant items:

Significant items included in operating expenses (on a reported basis)

	Nine months ended 30 September
	2014	2013
	US$m	US$m

Accounting gain arising from change in basis of delivering ill-health benefits in the UK	-	430
Charge in relation to settlement agreement with Federal Housing Finance Authority	(550)	-
Madoff-related litigation costs	-	(298)
Provision for FCA investigation into foreign exchange	(378)	-
Regulatory investigation provisions in GPB	-	(317)
Restructuring and other related costs	(150)	(396)
UK bank levy	45	(9)
UK customer redress programmes	(935)	(840)
US customer remediation provision relating to CRS	-	(100)

Total	(1,968)	(1,530)

• Excluding significant items, operating expenses were US$1.3bn or 5% higher reflecting in part increases in risk, compliance and related costs. This included Global Standards and the broader risk and regulatory reform programme being undertaken across the industry to build the necessary infrastructure to meet today's enhanced compliance standards, as well as meeting obligations such as multiple stress tests across different jurisdictions and structural reform. Global Standards remains one of our key strategic priorities, aiming to deliver a consistent approach to financial crime risk management.

The Global Standards programme has transitioned from design to implementation, and during 9M14 we began deploying it across the Group. Our global businesses are currently embedding operating procedures to deliver the global anti-money laundering and sanctions policies which were approved and issued earlier in the year. Investment has also been made in developing our financial crime compliance expertise and building strategic infrastructure solutions for customer due diligence, transaction monitoring and sanctions screening.

The increase in costs also reflected inflationary pressures, including wage inflation, primarily in Asia and Latin America.

We continued to invest in strategic initiatives in support of organically growing our business, primarily in CMB in Asia, by increasing the number of Relationship Managers and FTEs to support business growth in Business Banking and Global Trade and Receivables Finance.

During 9M14, we generated further sustainable savings of US$0.9bn, primarily by re-engineering certain of our back office processes, which in part offset the cost increases noted above.

• The reported cost efficiency ratio increased by 5.9 ppts from 56.6% for 9M13 to 62.5% in 2014 while, on an underlying basis, it increased from 57.1% to 62.5%.

• FTEs at the end of the quarter were 257,945, an increase of 1,856 compared with 30 June 2014, reflecting continued investment in Compliance and Global Standards, and investment to support business growth.

• The effective tax rate for 9M14 of 17.8% was lower than the UK corporation tax rate of 21.5%. This reflected the recurring benefits from tax exempt income from government bonds and equities held across a number of Group entities and recognition of the Group's share of post-tax profits of associates and joint ventures within our pre-tax income, together with a current tax credit for prior periods. The tax expense decreased by US$0.8bn to US$3.0bn for 9M14, primarily due to a reduction in accounting profits and the benefit of the current tax credit for prior years.

• On 6 October 2014, the Board announced a third interim dividend for 2014 of US$0.10 per ordinary share.

Balance sheet commentary compared with 30 June 2014

• Reported loans and advances to customers decreased by US$18bn during 3Q14 driven by adverse foreign exchange movements of US$34bn. Excluding these movements, loans and advances to customers increased by US$16bn, primarily in CMB and, to a lesser extent, in GB&M. In CMB we experienced growth in the majority of our regions from term lending following growth campaigns, most notably in our home markets of the UK and Hong Kong. The growth in GB&M was mainly in Europe from higher corporate overdraft balances that did not meet the criteria for netting, with a corresponding rise in customer accounts.

• Reported customer accounts decreased by US$21bn during 3Q14 driven by adverse foreign exchange movements of US$43bn. Excluding these movements, customer accounts increased by US$22bn, with growth in RBWM and GB&M and, to a lesser extent, in CMB in our Payments and Cash Management business in Asia and in the UK. RBWM balances increased, mainly in Hong Kong reflecting growth in our customer portfolio, in particular for the Premier segment, and in the UK reflecting customers' continued preference for holding balances in current and savings accounts. Also in the UK, corporate current account balances rose, mainly in GB&M, in line with the increase in corporate overdraft balances as noted above.

• Other significant balance sheet movements in the quarter included an increase in derivative assets and liabilities, notably in Europe and Asia, reflecting continued shifts in major yield curves.

Net interest margin

• Net interest margin has remained broadly stable since 2Q14, although it decreased in 9M14 compared with the same period in 2013 as a result of significantly lower gross yields on customer lending, including balances within 'Assets held for sale', primarily in North America and Latin America. In North America, this was driven by the effect of the disposals of the CML non-real estate portfolio and select tranches of CML first lien mortgages in the US in 2013. Both North America and Latin America, notably Brazil, were also affected by a change in the composition of their lending portfolios as secured, lower yielding balances made up a greater proportion of the portfolio. In Brazil, the effect of this more than offset the effect of increasing interest rates. In addition in Latin America, yields on customer lending also decreased in Mexico due to falls in central bank interest rates. Yields on customer lending also fell in Asia and Europe, although to a lesser extent. In Europe this was due to the impact of the provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK. However, yields on our surplus liquidity increased (notably in Asia and Latin America) in line with interest rate rises in mainland China and Brazil, and as a result of active management of our portfolios.

• Our overall cost of funds for 9M14 decreased compared with the same period in 2013, but this had a marginal effect on the net interest margin. The cost of funds decreased across most of our regions, although this was partly offset by a rise in Latin America, reflecting increasing interest rates in Brazil.

• In addition, the net interest margin for 9M14 reduced compared with the same period in 2013 due to the significant increase in reverse repurchase agreements and repurchase agreements arising from the change in 4Q13 in the way that GB&M manage these activities. This had the effect of increasing average interest-earning assets without a correspondingly large increase in net interest income, as these agreements are typically lower-yielding and have a lower cost of funds than the rest of the portfolio.

Capital and risk-weighted assets commentary

Internal capital generation contributed US$1.7bn to CET1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of the third interim dividend and planned scrip. This was adversely affected by foreign currency translation differences of US$5.2bn, partly offset by a reduction in goodwill of US$1.4bn predominantly due to FX movements.

At 3Q14, RWAs decreased by US$21.1bn, mainly as a result of movements in foreign exchange driven by the strengthening of the US dollar against other currencies reducing RWAs by US$19.5bn.

US retail run-off portfolio RWAs decreased by US$5.8bn as a result of the continued reduction of the legacy portfolio and book quality movements. The latter were the result of a combination of credit quality improvements and exposures moving to default taking the form of capital deductions rather than RWAs. Additionally, the reclassification of part of the mortgage portfolio led to an RWA decrease of US$4.1bn, reported in internal updates.

Business growth in CMB and GB&M from higher term lending and commercial loans to corporate customers increased RWAs by US$16.9bn, of which BoCom accounted for US$3.5bn. This was offset by an improvement in corporate credit quality in Europe reducing RWAs by US$0.8bn.

In GB&M, the sale of certain structured investment conduit positions in North America resulted in a reduction in RWAs of US$0.9bn. In addition, increased offsetting of available-for-sale reserves against related RWAs, reported in internal updates, and the continued managed run-off of the securitisation portfolio reduced RWAs by US$3.0bn.

In GB&M, market risk RWAs increased by US$3.8bn. Methodology changes increased RWAs by US$6.7bn, driven by the introduction, for collateralised transactions, of the basis between the currency of the trade and the currency of collateral into the VaR calculation and removal of the diversification benefit from the Risks not in VaR calculations. These were partially offset by the sale of our correlation trading portfolio, reducing Comprehensive Risk Measure RWAs by US$2.0bn and the recalibration of the Incremental Risk Charge model for US$1.0bn, reported in movements in risk levels.

Counterparty credit RWAs declined by US$4.4bn during the quarter. In Europe, updates to the Internal Model Method and a more efficient allocation of collateral both in IRB, reported in internal updates, and standardised approach resulted in a decrease in RWAs of US$6.9bn. This was partially offset by a book size increase in North America of US$3.1bn arising due to normal business movements and hedges used to facilitate the sale of our correlation trading portfolio.

Trading conditions since 30 September 2014 and outlook

Our performance in October was in line with the trends we experienced during the first nine months of the year.

Discussions are ongoing with the UK FCA regarding a proposed resolution of their foreign exchange investigation with respect to HSBC Bank plc's systems and controls relating to one part of its spot FX trading business in London. Although there can be no certainty that a resolution will be agreed, if one is reached, the resolution is likely to involve the payment of a significant financial penalty. We continue to cooperate fully with regulatory and law enforcement authorities in the UK and other jurisdictions.

In addition, in connection with the inquiry by French magistrates regarding whether HSBC Private Bank (Suisse) SA acted appropriately in relation to certain customers who had French tax reporting requirements, HSBC Private Bank (Suisse) SA has been summoned to appear before the French magistrates for possible commencement of a criminal investigation. Although the outcome of the hearing, and any such investigation, is at this time uncertain, as matters progress it is possible that any fines, penalties or other terms imposed could be significant.

Notes

• Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2014 and the quarter ended 30 September 2013, or between the nine months ended 30 September 2014 and the corresponding nine months in 2013. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2014 and the corresponding balances at 30 June 2014.

• The financial information on which this Interim Management Statement is based and the data set out in the appendix to this statement are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 432 to 450 of the Annual Report and Accounts 2013.

• The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

• changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

• changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

• factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreements with US authorities.

Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net interest income	26,158	26,533	8,753	8,684	8,714
Net fee income	12,239	12,441	4,062	4,131	4,037
Net trading income	5,570	7,645	2,295	995	1,283

Changes in fair value of long-term debt issued and related derivatives	476	(953)	38	235	466
Net income from other financial instruments designated at fair value	1,440	1,203	218	917	981

Net income from financial instruments designated at fair value	1,916	250	256	1,152	1,447
Gains less losses from financial investments	915	1,876	(31)	762	20
Dividend income	289	278	201	64	171
Net insurance premium income	9,316	9,275	3,179	3,001	3,049
Other operating income	861	1,419	323	210	473

Total operating income	57,264	59,717	19,038	18,999	19,194

Net insurance claims and benefits paid and movement in liabilities to policyholders	(10,322)	(10,267)	(3,263)	(3,716)	(4,116)

Net operating income before loan impairment charges and other credit risk provisions	46,942	49,450	15,775	15,283	15,078

Loan impairment charges and other credit risk provisions	(2,601)	(4,709)	(760)	(1,043)	(1,593)

Net operating income	44,341	44,741	15,015	14,240	13,485

Total operating expenses	(29,357)	(27,983)	(11,091)	(9,414)	(9,584)

Operating profit	14,984	16,758	3,924	4,826	3,901

Share of profit in associates and joint ventures	1,965	1,843	685	729	629

Profit before tax	16,949	18,601	4,609	5,555	4,530

Tax expense	(3,009)	(3,770)	(987)	(747)	(1,045)

Profit after tax	13,940	14,831	3,622	4,808	3,485

Profit attributable to shareholders of the parent company	13,177	13,484	3,431	4,535	3,200
Profit attributable to non-controlling interests	763	1,347	191	273	285

	US$	US$	US$	US$	US$

Basic earnings per ordinary share	0.67	0.71	0.17	0.23	0.16
Diluted earnings per ordinary share	0.67	0.70	0.17	0.23	0.16
Dividend per ordinary share (in respect of the period)	0.30	0.30	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised)	9.5	10.4	7.2	9.8	7.2
Pre-tax return on average risk-weighted assets (annualised)	1.9	2.2	1.5	1.8	1.6
Cost efficiency ratio	62.5	56.6	70.3	61.6	63.6

Summary consolidated balance sheet

	At 30 Sep 2014	At 30 Jun 2014	At 31 Dec 2013
	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	133,424	132,137	166,599
Trading assets	331,642	347,106	303,192
Financial assets designated at fair value	29,729	31,823	38,430
Derivatives	308,611	269,839	282,265
Loans and advances to banks	124,756	127,387	120,046
Loans and advances to customers	1,028,880	1,047,241	992,089
Reverse repurchase agreements - non-trading	190,848	198,301	179,690
Financial investments	411,604	423,710	425,925
Other assets	169,151	176,049	163,082

Total assets	2,728,645	2,753,593	2,671,318

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	89,421	92,764	86,507
Customer accounts	1,395,116	1,415,705	1,361,297
Repurchase agreements - non-trading	150,814	165,506	164,220
Trading liabilities	215,395	228,135	207,025
Financial liabilities designated at fair value	77,590	82,968	89,084
Derivatives	300,415	263,494	274,284
Debt securities in issue	90,234	96,397	104,080
Liabilities under insurance contracts	73,742	75,223	74,181
Other liabilities	133,753	134,679	120,181

Total liabilities	2,526,480	2,554,871	2,480,859

Equity
Total shareholders' equity	193,597	190,281	181,871
Non-controlling interests	8,568	8,441	8,588

Total equity	202,165	198,722	190,459

Total equity and liabilities	2,728,645	2,753,593	2,671,318

Ratio of customer advances to customer accounts	73.7%	74.0%	72.9%

Capital
Capital structure

	CRD IV year 1 transition			Basel 2.5
	At 30 Sep 2014	At 30 Jun 2014	Estimated at 31 Dec 2013	At 31 Dec 2013
	US$m	US$m	US$m	US$m
Composition of regulatory capital
Shareholders' equity per balance sheet1	193,597	190,281	181,871	181,871
Non-controlling interests	3,818	3,792	3,644	4,955
Regulatory adjustments to the accounting basis	(26,068)	(19,387)	(20,044)	(7,942)
Deductions	(33,271)	(34,616)	(34,238)	(29,833)

Common equity/core tier 1 capital	138,076	140,070	131,233	149,051

Other tier 1 capital before deductions	19,607	13,977	14,573	16,110
Deductions	(152)	(164)	(165)	(7,006)

Tier 1 capital	157,531	153,883	145,641	158,155

Total qualifying tier 2 capital before deductions	38,473	39,197	35,786	47,812
Total deductions other than from tier 1 capital	(229)	(246)	(248)	(11,958)

Total regulatory capital	195,775	192,834	181,179	194,009

Total risk-weighted assets	1,227,548	1,248,572	1,214,939	1,092,653

	%	%	%	%
Capital ratios
Common equity tier 1 ratio	11.2	11.2	10.8
Core tier 1 ratio				13.6
Tier 1 ratio	12.8	12.3	12.0	14.5
Total capital ratio	15.9	15.4	14.9	17.8

1 Includes externally verified profits for the period ended 30 September 2014.

Reconciliation of regulatory capital from Year 1 transitional basis to an estimated CRD IV end point basis

	At	At	Estimated at
	30 Sep 2014	30 Jun 2014	31 Dec 2013
	US$m	US$m	US$m

Common equity tier 1 capital on a year 1 transitional basis	138,076	140,070	131,233
Unrealised gains arising from revaluation of property	1,343	1,346	1,281
Unrealised gains in available for sale reserves	512	141	-

Common equity tier 1 capital end point basis	139,931	141,557	132,514

Additional tier 1 capital on a year 1 transitional basis	19,455	13,813	14,408
Grandfathered instruments:
- preference share premium	(1,160)	(1,160)	(1,160)
- preference share non-controlling interests	(1,955)	(1,955)	(1,955)
- hybrid capital securities	(10,097)	(10,227)	(10,727)
Transitional provisions:
- allowable non-controlling interest in AT1	(324)	(231)	(366)
- unconsolidated investments	152	164	165

Additional tier 1 capital end point basis	6,071	404	365

Tier 1 capital end point basis	146,002	141,961	132,879

Tier 2 capital on a year 1 transitional basis	38,244	38,951	35,538
Grandfathered instruments:
- perpetual subordinated debt	(2,218)	(2,218)	(2,218)
- term subordinated debt	(21,513)	(21,513)	(21,513)
Transitional provisions:
- non-controlling interest in tier 2 capital	(240)	(240)	(240)
- allowable non-controlling interest in tier 2	277	190	345
- unconsolidated investments	(152)	(164)	(165)

Tier 2 capital end point basis	14,398	15,006	11,747

Total regulatory capital end point basis	160,400	156,967	144,626

Total risk-weighted assets	1,227,548	1,248,572	1,214,939

Capital and RWA movements by major driver - CRD IV end point basis

	Common equity
	tier 1 capital	RWAs
	US$bn	US$bn

CRD IV end point basis at 1 July 2014	141.6	1,248.6
Contribution to CET1 capital from profit	3.4
Net dividends including foreseeable net dividends1	(1.7)
- foreseeable third interim dividend	(2.1)
- add back: planned scrip take-up	0.4

Exchange differences and other	(3.4)	(19.4)
Legacy portfolio		(14.3)
Corporate growth		16.9
CCR model update and calculation change		(4.3)

CRD IV end point basis at 30 September 2014	139.9	1,227.5

1 This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.

Risk-weighted assets
RWAs by risk type

	CRD IV transition and end point			Basel 2.5
	At	At	Estimated at	At
	30 Sep 2014	30 Jun 2014	31 Dec 2013	31 Dec 2013
	US$bn	US$bn	US$bn	US$bn

Credit risk	945.5	966.0	936.5	864.3
Counterparty credit risk	97.0	101.4	95.8	45.8
Market risk	66.9	63.1	63.4	63.4
Operational risk	118.1	118.1	119.2	119.2

	1,227.5	1,248.6	1,214.9	1,092.7

RWAs by global businesses

	At	At	At
	30 Sep 2014	30 Jun 2014	31 Dec 2013
	US$bn	US$bn	US$bn

Total	1,227.5	1,248.6	1,092.7

Retail Banking and Wealth Management	209.2	223.0	233.5
Commercial Banking	429.0	424.9	391.7
Global Banking and Markets	527.0	537.3	422.3
Global Private Banking	21.3	22.1	21.7
Other	41.0	41.3	23.5

RWAs by geographical regions1

	At	At	At
	30 Sep 2014	30 Jun 2014	31 Dec 2013
	US$bn	US$bn	US$bn

Total	1,227.5	1,248.6	1,092.7

Europe	382.3	393.6	300.1
Asia	490.9	481.1	430.7
Middle East and North Africa	61.8	62.7	62.5
North America	227.6	236.9	223.8
Latin America	93.1	96.8	89.5

1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

Credit risk exposure - RWAs by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
CRD IV basis
RWAs
IRB advanced approach	201.3	213.1	11.4	146.6	11.4	583.8
IRB foundation approach	11.4	-	3.7	-	-	15.1
Standardised approach	45.4	178.3	38.6	28.1	56.2	346.6
					67.6
At 30 September 2014	258.1	391.4	53.7	174.7	67.6	945.5

CRD IV basis
RWAs
IRB advanced approach	211.2	209.9	11.2	155.3	12.0	599.6
IRB foundation approach	11.4	-	4.1	-	-	15.5
Standardised approach	46.9	174.3	39.0	30.7	60.0	350.9

At 30 June 2014	269.5	384.2	54.3	186.0	72.0	966.0

Basel 2.5 basis
RWAs
IRB advanced approach	157.1	182.9	11.2	161.5	8.5	521.2
IRB foundation approach	9.8	-	3.8	-	-	13.6
Standardised approach	44.5	165.9	40.0	22.7	56.4	329.5

At 31 December 2013	211.4	348.8	55.0	184.2	64.9	864.3

Credit risk exposure - RWAs by global businesses

	Principal RBWM	RBWM (Run-off)	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

CRD IV basis
RWAs
IRB advanced approach	57.9	50.7	208.5	245.2	10.4	11.1	583.8
IRB foundation approach	-	-	7.6	6.2	0.1	1.2	15.1
Standardised approach	57.6	5.5	180.0	69.0	6.5	28.0	346.6

At 30 September 2014	115.5	56.2	396.1	320.4	17.0	40.3	945.5

CRD IV basis
RWAs
IRB advanced approach	60.3	60.6	206.2	249.5	11.1	11.9	599.6
IRB foundation approach	-	-	7.2	6.9	0.1	1.3	15.5
Standardised approach	59.0	5.5	178.5	73.6	6.5	27.8	350.9

At 30 June 2014	119.3	66.1	391.9	330.0	17.7	41.0	966.0

Basel 2.5 basis
RWAs
IRB advanced approach	58.4	72.6	183.2	192.8	10.4	3.8	521.2
IRB foundation approach	-	-	6.3	5.8	0.1	1.4	13.6
Standardised approach	60.6	3.1	169.3	71.6	6.9	18.0	329.5

At 31 December 2013	119.0	75.7	358.8	270.2	17.4	23.2	864.3

RWA movement by geographical regions by key driver - credit risk - IRB only

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 1 January 2014 on Basel 2.5 basis	166.9	182.9	15.0	161.5	8.5	534.8

Foreign exchange movement	(4.6)	(1.3)	(0.2)	(1.4)	(1.2)	(8.7)
Acquisitions and disposals	(2.3)	-	(0.5)	(3.5)	(0.1)	(6.4)
Book size	5.6	18.3	(0.1)	1.6	1.8	27.2
Book quality	(3.0)	0.7	0.4	(5.4)	0.7	(6.6)
Model updates	14.9	0.3	-	(6.4)	-	8.8
- portfolios moving onto IRB approach	-	-	-	-	-	-
- new/updated models	14.9	0.3	-	(6.4)	-	8.8

Methodology and policy	35.2	12.2	0.5	0.2	1.7	49.8
- internal updates	(11.5)	(5.6)	(0.2)	(6.8)	(0.1)	(24.2)
- external updates - regulatory	2.2	6.7	(0.2)	0.7	0.1	9.5
- CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
- NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	45.8	30.2	0.1	(14.9)	2.9	64.1

RWAs at 30 September 2014 on CRD IV basis	212.7	213.1	15.1	146.6	11.4	598.9

RWAs at 1 July 2014 on CRD IV basis	222.6	209.9	15.3	155.3	12.0	615.1

Foreign exchange movement	(9.5)	(2.1)	-	(1.3)	(0.8)	(13.7)
Acquisitions and disposals	-	-	-	(0.9)	-	(0.9)
Book size	2.6	5.3	0.1	2.1	(0.1)	10.0
Book quality	(1.3)	-	(0.3)	(3.1)	0.3	(4.4)
Model updates	-	-	-	(1.3)	-	(1.3)
- portfolios moving onto IRB approach	-	-	-	-	-	-
- new/updated models	-	-	-	(1.3)	-	(1.3)

Methodology and policy	(1.7)	-	-	(4.2)	-	(5.9)
- internal updates	(1.7)	-	-	(4.2)	-	(5.9)
- external updates - regulatory	-	-	-	-	-	-
- CRD IV impact	-	-	-	-	-	-
- NCOA moving from STD to IRB	-	-	-	-	-	-

Total RWA movement	(9.9)	3.2	(0.2)	(8.7)	(0.6)	(16.2)

RWAs at 30 September 2014 on CRD IV basis	212.7	213.1	15.1	146.6	11.4	598.9

RWAs at 1 January 2013 on Basel 2.5 basis	150.7	162.3	12.6	187.1	11.2	523.9

Foreign exchange movement	0.4	(3.7)	(0.4)	(1.0)	(0.7)	(5.4)
Acquisitions and disposals	(1.5)	-	-	(8.6)	-	(10.1)
Book size	4.7	15.4	0.8	(7.8)	(0.9)	12.2
Book quality	(1.3)	5.7	1.2	(11.3)	0.2	(5.5)
Model updates	(1.8)	-	0.1	(0.2)	-	(1.9)
- portfolios moving onto IRB approach	-	-	-	-	-	-
- new/updated models	(1.8)	-	0.1	(0.2)	-	(1.9)

Methodology and policy	1.7	0.4	-	9.2	0.1	11.4
- internal updates	(0.8)	(6.0)	-	(1.0)	0.1	(7.7)
- external updates - regulatory	2.5	6.4	-	10.2	-	19.1

Total RWA movement	2.2	17.8	1.7	(19.7)	(1.3)	0.7

RWAs at 30 September 2013	152.9	180.1	14.3	167.4	9.9	524.6

	Europe	Asia	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 July 2013 on Basel 2.5 basis	148.4	173.6	13.9	174.5	10.5	520.9

Foreign exchange movement	6.4	(0.6)	0.1	0.6	(0.1)	6.4
Acquisitions and disposals	-	-	-	(0.4)	-	(0.4)
Book size	2.7	5.1	0.7	(2.4)	(0.4)	5.7
Book quality	(3.7)	2.1	(0.4)	(4.1)	(0.1)	(6.2)
Model updates	-	-	-	-	-	-
- portfolios moving onto IRB approach	-	-	-	-	-	-
- new/updated models	-	-	-	-	-	-

Methodology and policy	(0.9)	(0.1)	-	(0.8)	-	(1.8)
- internal updates	(0.9)	(0.1)	-	(0.8)	-	(1.8)
- external updates - regulatory	-	-	-	-	-	-

Total RWA movement	4.5	6.5	0.4	(7.1)	(0.6)	3.7

RWAs at 30 September 2013	152.9	180.1	14.3	167.4	9.9	524.6

RWA movement by global businesses by key driver - credit risk - IRB only

	Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn
RWAs at 1 January 2014 on Basel 2.5 basis	58.4	72.6	131.0	189.5	198.5	10.6	5.2	534.8
Foreign exchange movement	(1.3)	-	(1.3)	(4.0)	(3.1)	-	(0.3)	(8.7)
Acquisitions and disposals	-	-	-	-	(6.4)	-	-	(6.4)
Book size	1.3	(5.2)	(3.9)	20.4	12.4	(0.6)	(1.1)	27.2
Book quality	(2.3)	(6.7)	(9.0)	3.0	(0.6)	(0.6)	0.6	(6.6)
Model updates	0.1	(6.2)	(6.1)	9.3	5.3	0.3	-	8.8
- portfolios moving onto IRB approach	-	-	-	-	-	-	-	-
- new/updated models	0.1	(6.2)	(6.1)	9.3	5.3	0.3	-	8.8

Methodology and policy	1.7	(3.8)	(2.1)	(2.1)	45.3	0.8	7.9	49.8
- internal updates	(2.9)	(4.1)	(7.0)	(5.5)	(11.4)	(0.3)	-	(24.2)
- external updates - regulatory	-	-	-	2.5	6.3	0.5	0.2	9.5
- CRD IV impact	-	-	-	(0.7)	48.6	0.2	0.1	48.2
- NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	(0.5)	(21.9)	(22.4)	26.6	52.9	(0.1)	7.1	64.1

RWAs at 30 September 2014 on CRD IV basis	57.9	50.7	108.6	216.1	251.4	10.5	12.3	598.9

RWAs at 1 July 2014 on CRD IV basis	60.3	60.6	120.9	213.4	256.4	11.2	13.2	615.1
Foreign exchange movement	(1.8)	-	(1.8)	(6.2)	(5.2)	(0.2)	(0.3)	(13.7)
Acquisitions and disposals	-	-	-	-	(0.9)	-	-	(0.9)
Book size	0.2	(1.8)	(1.6)	8.7	3.9	(0.2)	(0.8)	10.0
Book quality	(0.5)	(2.7)	(3.2)	0.2	(1.3)	(0.3)	0.2	(4.4)
Model updates	-	(1.3)	(1.3)	-	-	-	-	(1.3)
- portfolios moving onto IRB approach	-	-	-	-	-	-	-	-
- new/updated models	-	(1.3)	(1.3)	-	-	-	-	(1.3)

Methodology and policy	(0.3)	(4.1)	(4.4)	-	(1.5)	-	-	(5.9)
- internal updates	(0.3)	(4.1)	(4.4)	-	(1.5)	-	-	(5.9)
- external updates - regulatory	-	-	-	-	-	-	-	-
- CRD IV impact	-	-	-	-	-	-	-	-
- NCOA moving from STD to IRB	-	-	-	-	-	-	-	-

Total RWA movement	(2.4)	(9.9)	(12.3)	2.7	(5.0)	(0.7)	(0.9)	(16.2)

RWAs at 30 September 2014 on CRD IV basis	57.9	50.7	108.6	216.1	251.4	10.5	12.3	598.9

RWA movement by key driver - counterparty credit risk - advanced approach

	On CRD IV basis		On Basel 2.5 basis
	9 months to	3 months to	9 months to	3 months to
	30 Sep 2014	30 Sep 2014	30 Sep 2013	30 Sep 2013
	US$bn	US$bn	US$bn	US$bn

RWAs at beginning of period	42.2	70.8	45.7	45.1

Book size	7.4	4.2	(0.3)	(1.3)
Book quality	(0.3)	-	(1.5)	(0.5)
Model updates	0.1	(2.1)	-	-
Methodology and policy	21.2	(2.3)	(2.7)	(2.1)
- internal updates	(3.3)	(2.3)	(2.7)	(2.1)
- external regulatory updates	7.5	-	-	-
- CRD IV impact	17.0	-	-	-

Total RWA movement	28.4	(0.2)	(4.5)	(3.9)

RWAs at end of period	70.6	70.6	41.2	41.2

RWA movement by key driver - market risk - internal model based

	On CRD IV basis		On Basel 2.5 basis
	9 months to	3 months to	9 months to	3 months to
	30 Sep 2014	30 Sep 2014	30 Sep 2013	30 Sep 2013
	US$bn	US$bn	US$bn	US$bn

RWAs at beginning of period	52.2	49.5	44.5	59.5

Acquisitions and disposals	(2.0)	(2.0)	-	-
Movement in risk levels	(0.1)	(1.0)	(13.3)	(8.7)
Model updates	-	-	17.6	-
Methodology and policy	3.1	6.7	2.0	-
- internal updates	0.5	-	2.0	-
- external regulatory updates	2.6	6.7	-	-

Total RWA movement	1.0	3.7	6.3	(8.7)

RWAs at end of period	53.2	53.2	50.8	50.8

Leverage ratio

The table below presents our estimated leverage ratio, based on the approach prescribed by the PRA. The numerator is calculated using the final CRD IV end point tier 1 capital definition and the exposure measure is calculated based on the January 2014 Basel III text.

A detailed basis of preparation is outlined on page 198 of the Interim Report 2014.

Estimated leverage ratio

	PRA-prescribed basis at
	30 Sep 2014	30 Jun 2014
	US$bn	US$bn

Total assets per regulatory balance sheet	2,822	2,833
Adjustment to reverse netting of loans and deposits allowable under IFRS	67	98

Reversal of accounting values:	(525)	(498)
- derivatives	(309)	(270)
- repurchase agreement and securities finance	(216)	(228)

Replaced with regulatory values:	400	436
- derivatives	176	199
- repurchase agreement and securities finance	224	237

Addition of off balance sheet commitments and guarantees	421	445

Exclusion of items already deducted from the capital measure	(36)	(37)

Exposure measure after regulatory adjustments	3,149	3,277

Tier 1 capital under CRD IV (end point)	146	142

Estimated leverage ratio (end point)	4.6%	4.3%

Profit before tax by global business and geographical region

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m
By global business
Retail Banking and Wealth Management	4,352	4,852	1,307	1,333	1,585
Commercial Banking	7,062	6,016	2,291	2,351	1,882
Global Banking and Markets	5,974	7,575	941	2,162	1,852
Global Private Banking	554	92	190	163	(16)
Other	(993)	66	(120)	(454)	(773)

	16,949	18,601	4,609	5,555	4,530

By geographical region
Europe	2,751	2,723	493	498	(45)
Asia	11,369	12,862	3,475	4,130	3,600
Middle East and North Africa	1,476	1,288	487	487	379
North America	883	1,042	58	376	376
Latin America	470	686	96	64	220

	16,949	18,601	4,609	5,555	4,530

Summary information - global businesses

Retail Banking and Wealth Management

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	18,700	19,930	6,377	6,079	6,641

Loan impairment charges and other credit risk provisions	(1,472)	(2,541)	(247)	(621)	(773)

Net operating income	17,228	17,389	6,130	5,458	5,868

Total operating expenses	(13,198)	(12,827)	(4,929)	(4,253)	(4,376)

Operating profit	4,030	4,562	1,201	1,205	1,492

Share of profit in associates and joint ventures	322	290	106	128	93

Profit before tax	4,352	4,852	1,307	1,333	1,585

Profit before tax relates to:
Principal RBWM	3,925	4,984	939	1,224	1,483
US run-off portfolio	427	(132)	368	109	102

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	4,352	4,852	1,307	1,333	1,585
Currency translation adjustment		52		2	8
Acquisitions, disposals and dilutions	(6)	67	-	-	(5)

Underlying profit before tax	4,346	4,971	1,307	1,335	1,588

	%	%	%	%	%

Cost efficiency ratio	70.6	64.4	77.3	70.0	65.9
Reported pre-tax RoRWA (annualised)	2.6	2.5	2.4	2.4	2.6

Reconciliation of reported and underlying Principal RBWM profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	3,925	4,984	939	1,224	1,483
Currency translation adjustment		52		2	8
Acquisitions, disposals and dilutions	(6)	(53)	-	-	(5)

Underlying profit before tax	3,919	4,983	939	1,226	1,486

Principal RBWM: management view of revenue

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Current accounts, savings and deposits	4,395	4,262	1,482	1,485	1,478
Wealth products	4,863	4,767	1,667	1,629	1,579
Investment distribution1	2,654	2,735	933	849	882
Life insurance manufacturing	1,348	1,201	440	478	441
Asset Management	861	831	294	302	256

Personal lending	8,591	8,918	2,879	2,872	2,884
Mortgages	2,397	2,389	793	787	779
Credit cards	3,269	3,341	1,101	1,111	1,098
Other personal lending2	2,925	3,188	985	974	1,007

Other3	(197)	696	(98)	(216)	206

Net operating income4	17,652	18,643	5,930	5,770	6,147

1 'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

2 'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.

3 'Other' includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, any gains or losses on business disposals, movements in non-qualifying hedges, losses arising from a review of compliance with the Consumer Credit Act in the UK in 2014 and loss on disposal of HFC UK Bank secured lending portfolio in 2013.

4 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Commercial Banking

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	12,318	11,848	4,202	4,106	3,985

Loan impairment charges and other credit risk provisions	(970)	(1,841)	(408)	(365)	(681)

Net operating income	11,348	10,007	3,794	3,741	3,304

Total operating expenses	(5,531)	(5,170)	(1,943)	(1,849)	(1,834)

Operating profit	5,817	4,837	1,851	1,892	1,470

Share of profit in associates and joint ventures	1,245	1,179	440	459	412

Profit before tax	7,062	6,016	2,291	2,351	1,882

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	7,062	6,016	2,291	2,351	1,882
Currency translation adjustment		14		(12)	-
Acquisitions, disposals and dilutions	(13)	(70)	-	(1)	(19)

Underlying profit before tax	7,049	5,960	2,291	2,338	1,863

	%	%	%	%	%

Cost efficiency ratio	44.9	43.6	46.2	45.0	46.0
Reported pre-tax RoRWA (annualised)	2.3	2.1	2.1	2.2	1.9

Management view of revenue

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Global Trade and Receivables Finance1	2,190	2,216	761	743	757
Credit and lending	4,734	4,562	1,626	1,614	1,554
Payments and Cash Management1, current accounts and savings deposits	4,170	3,924	1,432	1,416	1,345
Other	1,224	1,146	383	333	329

Net operating income2	12,318	11,848	4,202	4,106	3,985

1 'Global Trade and Receivables Finance' and 'Payments and Cash Management' include revenue attributable to foreign exchange products.

Global Banking and Markets

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m
Net operating income before loan impairment charges and other credit risk provisions	14,470	14,881	4,679	4,631	4,220

Loan impairment charges and other credit risk provisions	(185)	(292)	(136)	(46)	(118)

Net operating income	14,285	14,589	4,543	4,585	4,102

Total operating expenses	(8,687)	(7,374)	(3,729)	(2,561)	(2,368)

Operating profit	5,598	7,215	814	2,024	1,734

Share of profit in associates and joint ventures	376	360	127	138	118

Profit before tax	5,974	7,575	941	2,162	1,852

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	5,974	7,575	941	2,162	1,852
Currency translation adjustment		(71)		(15)	(24)
Acquisitions, disposals and dilutions	(9)	(88)	-	(2)	(72)

Underlying profit before tax	5,965	7,416	941	2,145	1,756

	%	%	%	%	%

Cost efficiency ratio	60.0	49.6	79.7	55.3	56.1
Reported pre-tax RoRWA (annualised)	1.6	2.4	0.7	1.6	1.7

Management view of revenue

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Markets	5,718	5,646	1,873	1,620	1,575
Credit	775	642	182	246	154
Rates	1,642	1,613	515	496	507
Foreign Exchange	2,286	2,494	852	631	660
Equities	1,015	897	324	247	254

Capital Financing	3,064	3,017	989	1,078	975
Payments and Cash Management	1,367	1,298	463	460	436
Securities Services	1,275	1,255	429	433	408
Global Trade and Receivables Finance	588	560	199	202	189
Balance Sheet Management	2,241	2,391	739	752	711
Principal Investments	464	347	122	248	142
Debit valuation adjustment	(278)	300	(123)	(186)	(151)
Other	31	67	(12)	24	(65)

Net operating income1	14,470	14,881	4,679	4,631	4,220

By geographical region
Europe	5,805	5,722	1,897	1,916	1,432
Asia	5,368	5,348	1,783	1,702	1,640
Middle East and North Africa	723	625	254	218	216
North America	1,629	2,126	462	489	606
Latin America	1,057	1,160	323	336	369
Intra-HSBC items	(112)	(100)	(40)	(30)	(43)

Net operating income1	14,470	14,881	4,679	4,631	4,220

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Global Private Banking

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	1,820	1,809	590	597	658

Loan impairment (charges)/recoveries and other credit risk provisions	25	(35)	31	(11)	(21)

Net operating income	1,845	1,774	621	586	637

Total operating expenses	(1,304)	(1,692)	(436)	(427)	(657)

Operating profit/(loss)	541	82	185	159	(20)

Share of profit in associates and joint ventures	13	10	5	4	4

Profit/(loss) before tax	554	92	190	163	(16)

Reconciliation of reported and underlying profit/(loss) before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax	554	92	190	163	(16)
Currency translation adjustment		8		-	(7)
Acquisition, disposals and dilution	-	-	-	-	-

Underlying profit/(loss) before tax	554	100	190	163	(23)

	%	%	%	%	%

Cost efficiency ratio	71.6	93.5	73.9	71.5	99.8
Reported pre-tax RoRWA (annualised)	3.4	0.6	3.5	2.9	(0.3)

Client assets1by geography

	Quarter ended
	30 Sep 2014	30 Jun 2014	31 Mar 2014	31 Dec 2013	30 Sep 2013
	US$bn	US$bn	US$bn	US$bn	US$bn

Europe	210	196	195	197	205
Asia	112	112	109	108	106
North America	45	63	65	65	65
Latin America	13	13	12	12	14

Total	380	384	381	382	390

Client assets1

	Quarter ended
	30 Sep 2014	30 Jun 2014	31 Mar 2014	31 Dec 2013	30 Sep 2013
	US$bn	US$bn	US$bn	US$bn	US$bn

Opening balance	384	381	382	390	386
Net new money	-	(1)	(2)	(11)	(5)
Of which: areas targeted for growth	5	3	2	(4)	1
Value change	(1)	3	3	5	7
Exchange and other	(3)	1	(2)	(2)	2

Closing balance	380	384	381	382	390

1 'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

Other1

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	4,170	5,159	1,513	1,440	1,009
- of which effect of changes in own credit spread on the fair value of long-term debt issued	(15)	(594)	200	(429)	(575)

Loan impairment recoveries and other credit risk provisions	1	-	-	-	-

Net operating income	4,171	5,159	1,513	1,440	1,009

Total operating expenses	(5,173)	(5,097)	(1,640)	(1,894)	(1,784)

Operating profit/(loss)	(1,002)	62	(127)	(454)	(775)
			7
Share of profit in associates and joint ventures	9	4	7	-	2

Profit/(loss) before tax	(993)	66	(120)	(454)	(773)

Reconciliation of reported and underlying profit/(loss) before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax	(993)	66	(120)	(454)	(773)
Currency translation adjustment		(39)		1	5
Own credit spread	15	594	(200)	363	575
Acquisitions, disposals and dilutions	33	(1,054)	-	32	13

Underlying loss before tax	(945)	(433)	(320)	(58)	(180)

1 The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilutions of interests in associates and joint ventures and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group's movement on own debt is included in GB&M).

Summary information - geographical regions
Europe

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	16,774	16,339	5,901	5,021	4,865

Loan impairment charges and other credit risk provisions	(404)	(1,364)	(138)	(150)	(518)

Net operating income	16,370	14,975	5,763	4,871	4,347

Total operating expenses	(13,624)	(12,252)	(5,272)	(4,374)	(4,390)

Operating profit/(loss)	2,746	2,723	491	497	(43)

Share of profit/(loss) in associates and joint ventures	5	−	2	1	(2)

Profit/(loss) before tax	2,751	2,723	493	498	(45)

Reconciliation of reported and underlying profit/(loss) before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit/(loss) before tax	2,751	2,723	493	498	(45)
Currency translation adjustment		248		(19)	34
Own credit spread	(12)	479	(171)	308	482
Acquisitions, disposals and dilutions	-	(17)	-	-	(39)

Underlying profit before tax	2,739	3,433	322	787	432

	%	%	%	%	%

Cost efficiency ratio	81.2	75.0	89.3	87.1	90.2
Reported pre-tax RoRWA (annualised)	1.0	1.2	0.5	0.5	(0.1)

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management	235	1,311	(245)	(35)	355
Commercial Banking	2,145	1,448	594	805	362
Global Banking and Markets	1,534	1,764	109	601	196
Global Private Banking	262	(220)	86	78	(106)
Other	(1,425)	(1,580)	(51)	(951)	(852)

Profit/(loss) before tax	2,751	2,723	493	498	(45)

Reconciliation of reported and underlying UK profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	1,930	2,426	234	338	206
Currency translation adjustment		246		(13)	43
Own credit spread	(81)	465	(206)	545	464
Acquisitions, disposals and dilutions	-	(18)	-	-	(40)

Underlying profit before tax	1,849	3,119	28	870	673

Asia

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	17,884	19,015	5,777	6,234	5,724

Loan impairment charges and other credit risk provisions	(387)	(341)	(171)	(112)	(142)

Net operating income	17,497	18,674	5,606	6,122	5,582

Total operating expenses	(7,690)	(7,318)	(2,681)	(2,581)	(2,507)

Operating profit	9,807	11,356	2,925	3,541	3,075

Share of profit in associates and joint ventures	1,562	1,506	550	589	525

Profit before tax	11,369	12,862	3,475	4,130	3,600

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	11,369	12,862	3,475	4,130	3,600
Currency translation adjustment		(96)		(3)	1
Own credit spread	3	1	(2)	5	2
Acquisitions, disposals and dilutions	32	(1,124)	-	32	4

Underlying profit before tax	11,404	11,643	3,473	4,164	3,607

	%	%	%	%	%

Cost efficiency ratio	43.0	38.5	46.4	41.4	43.8
Reported pre-tax RoRWA (annualised)	3.2	4.2	2.8	3.5	3.4

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management	3,462	3,377	1,123	1,183	1,079
Commercial Banking	3,597	3,479	1,225	1,218	1,169
Global Banking and Markets	3,538	3,674	1,123	1,120	1,069
Global Private Banking	209	252	76	63	74
Other	563	2,080	(72)	546	209

Profit before tax	11,369	12,862	3,475	4,130	3,600

Reconciliation of reported and underlying Hong Kong profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	6,414	6,277	1,866	2,441	2,072
Currency translation adjustment		4		1	1

Underlying profit before tax	6,414	6,281	1,866	2,442	2,073

Middle East and North Africa

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	1,978	1,896	684	642	643

Loan impairment (charges)/recoveries and other credit risk provisions	30	(6)	(20)	28	(53)

Net operating income	2,008	1,890	664	670	590

Total operating expenses	(918)	(924)	(304)	(319)	(308)

Operating profit	1,090	966	360	351	282

Share of profit in associates and joint ventures	386	322	127	136	97

Profit before tax	1,476	1,288	487	487	379

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	1,476	1,288	487	487	379
Currency translation adjustment		(3)		(1)	(3)
Own credit spread	7	3	1	1	2
Acquisitions, disposals and dilutions	(11)	(27)	-	(3)	(11)

Underlying profit before tax	1,472	1,261	488	484	367

	%	%	%	%	%

Cost efficiency ratio	46.4	48.7	44.4	49.7	47.9
Reported pre-tax RoRWA (annualised)	3.1	2.7	3.1	3.1	2.3

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management	273	239	91	100	59
Commercial Banking	506	481	150	175	130
Global Banking and Markets	723	630	246	233	219
Global Private Banking	13	11	4	5	4
Other	(39)	(73)	(4)	(26)	(33)

Profit before tax	1,476	1,288	487	487	379

North America

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	6,145	6,824	2,078	2,006	2,192

Loan impairment (charges)/recoveries and other credit risk provisions	(356)	(959)	55	(238)	(263)

Net operating income	5,789	5,865	2,133	1,768	1,929

Total operating expenses	(4,918)	(4,838)	(2,081)	(1,395)	(1,562)

Operating profit	871	1,027	52	373	367

Share of profit in associates and joint ventures	12	15	6	3	9

Profit before tax	883	1,042	58	376	376

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	883	1,042	58	376	376
Currency translation adjustment		(46)		1	(10)
Own credit spread	17	111	(28)	49	89
Acquisitions, disposals and dilutions	-	103	-	-	(17)

Underlying profit before tax	900	1,210	30	426	438

	%	%	%	%	%

Cost efficiency ratio	80.0	70.9	100.1	69.5	71.3
Reported pre-tax RoRWA (annualised)	0.5	0.6	0.1	0.6	0.6

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management	455	(112)	325	144	58
Principal RBWM	28	20	(43)	35	(44)
Run-off portfolio	427	(132)	368	109	102
Commercial Banking	642	542	256	153	225
Global Banking and Markets	(229)	844	(543)	52	150
Global Private Banking	76	46	25	23	14
Other	(61)	(278)	(5)	4	(71)

Profit before tax	883	1,042	58	376	376

Latin America

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions	6,373	7,254	2,108	2,135	2,296

Loan impairment charges and other credit risk provisions	(1,484)	(2,039)	(486)	(571)	(616)

Net operating income	4,889	5,215	1,622	1,564	1,680

Total operating expenses	(4,419)	(4,529)	(1,526)	(1,500)	(1,460)

Operating profit	470	686	96	64	220

Share of profit in associates and joint ventures	-	-	-	-	-

Profit before tax	470	686	96	64	220

Reconciliation of reported and underlying profit before tax

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Reported profit before tax	470	686	96	64	220
Currency translation adjustment		(139)		(2)	(40)
Acquisitions, disposals and dilutions	(16)	(80)	-	-	(20)

Underlying profit/(loss) before tax	454	467	96	62	160

	%	%	%	%	%

Cost efficiency ratio	69.3	62.4	72.4	70.3	63.6
Reported pre-tax RoRWA (annualised)	0.7	0.9	0.4	0.3	0.9

Profit/(loss) before tax by global business

	Nine months ended		Quarter ended
	30 Sep 2014	30 Sep 2013	30 Sep 2014	30 Jun 2014	30 Sep 2013
	US$m	US$m	US$m	US$m	US$m

Retail Banking and Wealth Management	(73)	37	13	(59)	34
Commercial Banking	172	66	66	-	(4)
Global Banking and Markets	408	663	6	156	218
Global Private Banking	(6)	3	(1)	(6)	(2)
Other	(31)	(83)	12	(27)	(26)

Profit before tax	470	686	96	64	220

Appendix – selected information

Loans and advances to customers by industry sector and by geographical region

	Europe	Asia	Middle East and North Africa	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
At 30 September 2014
Personal	185,866	129,162	6,564	67,006	14,305	402,903	38.7
First lien residential mortgages	136,596	95,273	2,539	56,697	4,355	295,460	28.4
Other personal	49,270	33,889	4,025	10,309	9,950	107,443	10.3

Corporate and commercial	253,627	222,579	20,513	55,796	31,363	583,878	56.0
Manufacturing	64,828	36,977	2,325	14,439	13,177	131,746	12.6
International trade and services	76,576	77,734	9,753	13,322	7,949	185,334	17.8
Commercial real estate	28,708	34,898	398	6,320	2,416	72,740	7.0
Other property-related	7,722	33,473	1,678	8,612	284	51,769	5.0
Government	2,646	1,045	1,498	169	964	6,322	0.6
Other commercial	73,147	38,452	4,861	12,934	6,573	135,967	13.0

Financial	28,013	12,201	3,462	7,594	1,537	52,807	5.1
Non-bank financial institutions	25,679	11,599	3,441	7,591	1,360	49,670	4.8
Settlement accounts	2,334	602	21	3	177	3,137	0.3

Asset-backed securities reclassified	2,127	-	-	137	-	2,264	0.2

Total gross loans and advances to customers	469,633	363,942	30,539	130,533	47,205	1,041,852	100.0

At 30 June 2014
Personal	194,898	129,680	6,553	69,573	15,048	415,752	39.2
First lien residential mortgages	144,225	95,489	2,543	58,677	4,501	305,435	28.8
Other personal	50,673	34,191	4,010	10,896	10,547	110,317	10.4

Corporate and commercial	257,715	221,852	20,983	55,916	32,965	589,431	55.5
Manufacturing	65,374	35,210	2,445	12,941	14,196	130,166	12.3
International trade and services	79,981	80,574	10,072	13,087	8,534	192,248	18.1
Commercial real estate	30,935	34,727	434	6,677	2,492	75,265	7.1
Other property-related	7,444	32,730	1,593	8,644	348	50,759	4.8
Government	2,404	1,082	1,696	568	1,007	6,757	0.6
Other commercial	71,577	37,529	4,743	13,999	6,388	134,236	12.6

Financial	29,603	12,091	2,838	7,579	1,397	53,508	5.0
Non-bank financial institutions	26,990	11,686	2,837	7,579	1,230	50,322	4.7
Settlement accounts	2,613	405	1	-	167	3,186	0.3

Asset-backed securities reclassified	2,382	-	-	138	-	2,520	0.3

Total gross loans and advances to customers	484,598	363,623	30,374	133,206	49,410	1,061,211	100.0

At 31 December 2013
Personal	192,107	124,529	6,484	72,690	14,918	410,728	40.8
First lien residential mortgages	140,474	92,047	2,451	60,955	3,948	299,875	29.8
Other personal	51,633	32,482	4,033	11,735	10,970	110,853	11.0

Corporate and commercial	239,116	203,894	19,760	50,307	30,188	543,265	53.9
Manufacturing	55,920	30,758	3,180	11,778	12,214	113,850	11.3
International trade and services	76,700	79,368	8,629	11,676	8,295	184,668	18.3
Commercial real estate	31,326	34,560	639	5,900	2,421	74,846	7.4
Other property-related	7,308	27,147	1,333	8,716	328	44,832	4.5
Government	3,340	1,021	1,443	499	974	7,277	0.7
Other commercial	64,522	31,040	4,536	11,738	5,956	117,792	11.7

Financial	27,872	9,688	2,532	9,055	1,376	50,523	5.0
Non-bank financial institutions	26,314	9,359	2,532	9,055	1,277	48,537	4.8
Settlement accounts	1,558	329	-	-	99	1,986	0.2

Asset-backed securities reclassified	2,578	-	-	138	-	2,716	0.3

Total gross loans and advances to customers	461,673	338,111	28,776	132,190	46,482	1,007,232	100.0

Please click on the following link to view the HSBC Holdings plc Data Pack for 3Q 2014:

http://www.rns-pdf.londonstockexchange.com/rns/9132V_-2014-11-2.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 03 November 2014